SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                         TO RULES 13d-1 (b) (c), AND (d)

                       National Investment Managers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   63654V-10-8
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                                 (CUSIP Number)

                                 August 11, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63654V-10-8                13G/A
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard Smithline
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     3,437,147
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,437,147
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,437,147
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.9%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63654V-10-8                13G/A
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Centrecourt Asset Management LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     3,238,147
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,238,147
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,238,147
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.9%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63654V-10-8                13G/A
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CAMOFI Master LDC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     3,175,647
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,175,647
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,175,647
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.9%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer.

            National Investment Managers, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            420 Lexington Ave.
            New York, NY 10170

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G/A is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Richard Smithline ("Mr. Smithline"), Centrecourt Asset Management LLC ("Centrecourt") and CAMOFI Master LDC ("CAMOFI") (collectively, the "Reporting Persons").

            The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of each of Mr. Smithline and Centrecourt is:

            350 Madison Avenue, 8th Floor
            New York, NY 10017

            The principal business address of CAMOFI is:

            90 Fort Street, 5th Floor
            Box 32021 SMB
            Grand Cayman, Cayman Islands

      (c)   Citizenship.

            Mr. Smithline is a United States citizen.

            Centrecourt is organized and existing in Delaware.

            CAMOFI is organized and existing in the Cayman Islands.

      (d)   Title of Class of Securities.

            Common Stock, $0.001 par value per share

      (e)   CUSIP Number.

            63654V-10-8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act.
      (b) |_| Bank as defined in Section 3(a)(6) of the Act.
      (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
      (e) |_| Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
      (g) |_| Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)
              (G).
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j) |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

                              Mr. Smithline: 3,437,147 (comprised of 40,000 shares of Common Stock; 159,000 shares of Common Stock as custodian for each of William Smithline, Robert Smithline and Andrew Smithline (53,000 shares each); 8,000 shares of Common Stock held by CAMOFI, of which Mr. Smithline is a Director; 1,800,000 shares of Common Stock underlying Preferred Stock held by CAMOFI, of which Mr. Smithline is a Director; 1,367,647 shares of Common Stock underlying Warrants held by CAMOFI, of which Mr. Smithline is a Director and 62,500 shares of Common Stock underlying warrants held by Centrecourt, of which Mr. Smithline is the Managing Member).

                              Centrecourt: 3,238,147 (comprised of 62,500 shares of Common Stock underlying warrants; 8,000 shares of Common Stock held by CAMOFI, of which Centrecourt is the Investment Manager; 1,800,000 shares of Common Stock underlying Preferred Stock held by CAMOFI, of which Centrecourt is the Investment Manager and 1,367,647 shares of Common Stock underlying Warrants held by CAMOFI, of which Centrecourt is the Investment Manager).

                              CAMOFI: 3,175,647 (comprised of 8,000 shares of Common Stock; 1,800,000 shares of Common Stock underlying Preferred Stock and 1,367,647 shares of Common Stock underlying Warrants).

      (b)   Percent of Class. Mr. Smithline: 9.9%*
                              Centrecourt: 9.9%*
                              CAMOFI: 9.9%*

                              *Pursuant to the terms of the Convertible Notes and certain agreements relating to the Preferred Stock and the Warrants, National Investment Managers, Inc. has agreed that the number of shares of Common Stock that may be acquired by the holder of any Notes, Preferred Stock or Warrants upon any conversion thereof (or otherwise in respect thereof) shall be limited to the extent necessary to insure that, following such conversion (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.9% of the total number of issued and outstanding shares of Common Stock. If not for the 9.9% restriction described above, the ownership percentages held by Mr. Smithline, Centrecourt, and CAMOFI would be 14.4%, 13.5%, and 13.3%, respectively.

      (c)   Number of shares as to which each such person has

      (i)   sole power to vote or to direct the vote:   Mr. Smithline: 3,437,147
                                                        Centrecourt: 3,238,147
                                                        CAMOFI: 3,175,647

      (ii)  shared power to vote or to direct the vote: Mr. Smithline: 0
                                                        Centrecourt: 0
                                                        CAMOFI: 0

      (iii) sole power to dispose or to direct the disposition of:
                                                        Mr. Smithline: 3,437,147
                                                        Centrecourt: 3,238,147
                                                        CAMOFI: 3,175,647

      (iv)  shared power to dispose or to direct the disposition of:
                                                        Mr. Smithline: 0
                                                        Centrecourt: 0
                                                        CAMOFI: 0

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

            The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2006


/s/ Richard Smithline
--------------------------------
Richard Smithline


Centrecourt Asset Management LLC


By: /s/ Richard Smithline
    ----------------------------
Name: Richard Smithline
Title: Managing Member


CAMOFI Master LDC


By: /s/ Richard Smithline
    ----------------------------
Name: Richard Smithline
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT
                         JOINT FILING OF SCHEDULE 13G/A

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G/A and any amendments thereto reporting each of the undersigned's ownership of securities of National Investment Managers, Inc. and hereby affirm that such Schedule 13G/A is being filed on behalf of each of the undersigned.

Date: August 11, 2006


/s/ Richard Smithline
--------------------------------
Richard Smithline


Centrecourt Asset Management LLC


By: /s/ Richard Smithline
    ----------------------------
Name: Richard Smithline
Title: Managing Member


CAMOFI Master LDC


By: /s/ Richard Smithline
    ----------------------------
Name: Richard Smithline
Title: Director